Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

FINAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED 31 DECEMBER 2025

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2025 together with comparative figures, as follows.

FINANCIAL HIGHLIGHTS

	For the year ended 31 December
Results	2025	2024	Change
	HK$’000	HK$’000
Revenue	137,561	187,850	(27)%
Graphene products	75,125	117,951	(36)%
Landscape architecture	62,436	69,899	(11)%
Adjusted segment EBITDA*	14,606	20,109	(27)%
Graphene products	14,842	17,734	(16)%
Landscape architecture	(236)	2,375	(110)%
Loss before tax	(387,587)	(119,168)	225%
Loss attributable to owners of the parent	(364,644)	(111,435)	227%

	HK cents	HK cents
		(Restated)
Basic loss per share attributable to ordinary equity holders of the parent	(54.6)	(32.2)	69%

	At 31 December
Results	2025	2024	Change
	HK$’000	HK$’000
Total assets	541,935	809,348	(33)%
Net assets	41,298	280,360	(85)%
Shareholder’s equity	31,505	280,359	(89)%
Cash and bank balances	27,280	15,547	75%
Debt (including lease liabilities)	223,644	235,980	(5)%

* Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, impairment of goodwill, other intangible assets and property, plant and equipment, share of results of associates and joint ventures and impairment/(reversal of impairment) on financial and contract assets, loss on promissory note derecognised and other corporate expenses.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the Year ended 31 December 2025

		2025	2024
	Notes	HK$’000	HK$’000
REVENUE 4(a)		137,561	187,850
Cost of sales	5	(84,226)	(119,543)
GROSS PROFIT		53,335	68,307
Other income and gains	4(b)	8,006	9,497
Loss on promissory note derecognised		(2,535)	(251)
Selling and marketing expenses		(1,504)	(1,789)
Administrative expenses		(107,219)	(134,456)
Research and development costs	5	(8,063)	(13,086)
Impairment of goodwill	5	(101,939)	–
Impairment of financial and contract assets, net	5	(37,932)	(27,729)
Impairment loss on property, plant and equipment and other intangible assets	5	(174,255)	(1,853)
Fair value loss on financial assets at fair value
through profit or loss		9	–
Finance costs	6	(15,490)	(17,011)
Share of results of associates		–	(797)
LOSS BEFORE TAX	5	(387,587)	(119,168)
Income tax credit	7	22,943	7,783

LOSS FOR THE YEAR		(364,644)	(111,385)

Attributable to:
Owners of the parent		(364,644)	(111,435)
Non-controlling interests		–	50
		(364,644)	(111,385)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
			(Restated	)

Basic
– For loss for the year		HK(54.6) cents	HK(32.2) cents

			(Restated	)

Diluted
– For loss for the year		HK(54.6) cents	HK(32.2) cents

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year ended 31 December 2025

	2025 HK$’000	2024 HK$’000

LOSS FOR THE YEAR	(364,644)	(111,385)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:Exchange differences on translation of foreign operations	(263)	(9,875)
Release of exchange fluctuation reserve upon disposal of foreign subsidiaries	–	–
	(263)	(9,875)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Equity investments designated at fair value through other comprehensive income:
– Changes in fair value	8	12
– Income tax effect	–	–
	8	12
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	(255)	(9,863)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(364,899)	(121,248)

Attributable to:
Owners of the parent	(364,891)	(121,298)
Non-controlling interests	(8)	50
	(364,899)	(121,248)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2025

NON-CURRENT ASSETS	Notes	2025 HK$’000	2024 HK$’000
Property, plant and equipment		22,263	25,947
Goodwill		–	101,939
Other intangible assets		198,338	408,408
Investments in joint ventures		–	–
Investments in associates		–	–
Equity investment designated at fair value through other comprehensive income		54	45
Prepayments, deposits and other receivables		46,860	5,054
Deferred tax assets		18,048	5,558
Total non-current assets		285,563	546,951

CURRENT ASSETS
Inventories		4,610	5,517
Trade and bills receivables	10	42,145	182,061
Prepayments, deposits and other receivables		174,599	41,702
Financial assets at fair value through profit or loss		33	23
Contract assets		7,349	17,115
Restricted bank deposits		533	101
Cash and cash equivalents		26,747	15,446
		256,016	261,965
Non-current assets held for sale		356	432
Total current assets		256,372	262,397

CURRENT LIABILITIES	Notes	2025 HK$’000	2024 HK$’000
Trade payables	11	26,952	51,462
Other payables and accruals		128,190	103,182
Contract liabilities		35,850	43,862
Lease liabilities		4,332	4,442
Interest-bearing borrowings		174,377	126,992
Convertible notes		3,798	3,798
Promissory note		29,045	–
Tax payable		36,483	33,275

Total current liabilities		439,027	367,013

NET CURRENT LIABILITIES		(182,655)	(104,616)

TOTAL ASSETS LESS CURRENT LIABILITIES		102,908	442,335

NON-CURRENT LIABILITIES
Lease liabilities		12,092	15,087
Interest-bearing borrowings		–	23,952
Promissory note		–	61,709
Deferred tax liabilities		49,518	61,227

Total non-current liabilities		61,610	161,975

NET ASSETS		41,298	280,360

EQUITY
Equity attributable to owners of the parent
Share capital
– ordinary shares		47,066	11,738
– preference shares		3,236	3,236
Other reserves		(18,797)	265,385
		31,505	280,359
Non-controlling interests		9,793	1
TOTAL EQUITY		41,298	280,360

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium- ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.	BASIS OF PREPARATION

These financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income and financial assets at fair value through profit or loss which have been measured at fair value. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except where otherwise indicated.

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$364,644,000 for the year ended 31 December 2025 and net current liabilities of HK$182,655,000 as at 31 December 2025.

In view of such circumstances, the directors of the Company have given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient resources to continue as a going concern. The following plans and measures have been undertaken to mitigate the liquidity pressure and to improve the financial position of the Group:

(i)	Subsequent to the reporting period end and up to the date of approval of the consolidated financial statements, the Group has obtained a loan facility of HK$80,000,000 for financing its working capital;

(ii)	The Group is currently in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities for which the formal agreements have not yet been signed up to the date of approval of the consolidated financial statements;

(iii)	Subsequent to the reporting period end and up to the date of approval of the consolidated financial statements, the Company has obtained extension letters from two directors and a creditor who is an independent third party to the Group, to extend the due dates of repayment of the debts with a total principal amount of approximately HK$28,087,000, to 31 December 2027;

(iv)	Subsequent to the reporting period end and up to the date of approval of the consolidated financial statements, the Company has obtained extension letters from the holder of promissory note to extend the due date of repayment of the promissory note with carrying amortised amount of approximately HK$29,045,000, to 5 August 2027; and

(v)	As set out in the Company’s circular dated 29 January 2026, a wholly-owned subsidiary and an independent third party buyer (listed in US OTCQB) entered into agreements for proposed disposal of a wholly-owned subsidiary incorporated in the US (to which certain patents have been licenced by the Group and which also owns certain other patents), and provision of design and support services at considerations comprising cash of US$3 million (approximately HK$23.4 million), which will be settled upon transfer of all issued capital of the US wholly-owned subsidiary, and 29 million shares of the buyer which are estimated to have a market value of approximately HK$6 million based on the closing of the buyer’s share prices on 27 March 2026. The transaction was approved by the shareholders of the Company at the extraordinary general meeting held on 20 March 2026. The transaction has not yet been completed pending completion of approval procedures of the independent buyer.

The directors of the Company have reviewed the Group’s cash flow projection prepared by management covering a period of 12 months from the date of approval of the consolidated financial statements and are of the opinion that, after taking into account the measures to be implemented and have been implemented, the Group will have sufficient working capital to finance its operations and to meet its financial obligations for at least the next twelve months from the date of approval of these consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the consolidated financial statements of the Group for the year ended 31 December 2025 on a going concern basis.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these consolidated financial statements.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

In the current year, the Group has applied the following amendments to IFRS Accounting Standards issued by the International Accounting Standards Board for the first time, which are mandatorily effective for the Group’s annual period beginning on 1 January 2025 for the preparation of these consolidated financial statements:

Amendments to IAS 21	Lack of Exchangeability

The nature and the impact of the new and revised IFRSs that are applicable to the Group are described below:

Lack of exchangeability – Amendments to IAS 21

For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments did not have a material impact on the Group’s consolidated financial statements.

4.	REVENUE, OTHER INCOME AND GAINS

(a)	Revenue for contract with customers

An analysis of revenue is as follows:

	2025 HK$’000	2024 HK$’000
Sale of graphene products	75,125	117,951
Landscape architecture design	62,436	69,899

	137,561	187,850

(i)	Disaggregated revenue information

For the year ended 31 December 2025

	Graphene	Landscape architecture
	products HK$’000	design HK$’000	Total HK$’000
Sale of graphene products	75,125	–	75,125
Landscape architecture services	–	62,436	62,436

Total revenue	75,125	62,436	137,561

Geographical markets
Mainland China	75,125	35,944	111,069
Hong Kong	–	23,332	23,332
Macau	–	3,160	3,160

Total revenue	75,125	62,436	137,561

Timing of revenue recognition
Goods transferred at a point in time	75,125	–	75,125
Services transferred over time	–	62,436	62,436

Total revenue	75,125	62,436	137,561

For the year ended 31 December 2024

	Graphene products	Landscape architecture design	Total
	HK$’000	HK$’000	HK$’000
Sale of graphene products	117,951	–	117,951
Landscape architecture services	–	69,899	69,899

Total revenue	117,951	69,899	187,850

Geographical markets
Mainland China	117,951	42,521	160,472
Hong Kong	–	24,842	24,842
Macau	–	2,536	2,536

Total revenue	117,951	69,899	187,850

Timing of revenue recognition
Goods transferred at a point in time	117,951	–	117,951
Services transferred over time	–	69,899	69,899

Total revenue	117,951	69,899	187,850

The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognised from performance obligations satisfied in previous periods:

	2025	2024
	HK$’000	HK$’000

Revenue recognised that was included in contract liabilities at the beginning of the reporting period:
Landscape architecture services	18,120	13,627

(ii)	Performance obligations

Information about the Group’s performance obligations is summarised below:

Sale of graphene products

The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to six months from delivery, except for new customers, where payment in advance is normally required.

Landscape architecture design

The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) at end of reporting period are as follows:

	2025 HK$’000	2024 HK$’000
Within one year	34,681	44,282
More than one year	152,393	178,253

	187,074	222,535

The remaining performance obligations expected to be recognised in more than one year are to be satisfied within five years. All the other remaining performance obligations are expected to be recognised within one year. The amounts disclosed above do not include variable consideration which is constrained.

(b)	Analysis of other income and gains is as follows:

	2025	2024
	HK$’000	HK$’000

Other income
Service income	3,580	5,081
Dividend income from equity investments at fair value through other comprehensive income	60	65
Interest income	983	1,016
Gain on waiver of other borrowing	–	868
Gain on waiver of interest on convertible notes	–	32
Gain on waiver of interest on corporate bonds	–	269
Government grants	874	943
Foreign exchange differences, net	1	1
	5,498	8,275

Other gains
Payables written back	1,861	–
Gain on disposal of property, plant and equipment, net	–	179
Gain on settlement of other payables upon issue of ordinary shares	–	560
Others	647	483

	2,508	1,222

	8,006	9,497

Government grants were received from government departments and for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

5.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	2025 HK$’000	2024 HK$’000

Cost of inventories sold	50,518	84,020
Cost of services provided	33,708	35,523
Cost of sales	84,226	119,543

Depreciation of property, plant and equipment	960	1,017
Depreciation of right-of-use assets	4,644	4,783
Amortisation of other intangible assets	43,338	43,626
	48,942	49,426
Research and development costs	8,063	13,086
Share of results of associates	–	797
Lease payments for lease less than 12 months	1,259	1,988
Audit fees and other disbursements paid to:
– HK auditors	1,848	1,848
– US auditors	–	2,084
– Other auditors	936	905
	2,784	4,837
Employee benefit expense (including directors’ and chief executive’s remuneration):
Wages and salaries	54,490	64,050
Equity-settled share-based payment expense	12	8,562
Pension scheme contributions (defined contribution scheme)	6,137	7,390
Welfare and other benefits	223	244
	60,862	80,246
Professional expenses
– Equity-settled share-based payment expense	–	5,447
Administrative expenses	107,219	134,456
Gain on disposal of property, plant and equipment, net	–	(179)
Impairment of property, plant and equipment	–	1,735
Impairment of other intangible assets	174,255	118
Impairment of goodwill	101,939	–
Impairment of financial and contract assets:
Impairment of trade and bills receivables, net	41,792	24,284
Impairment/(reversal of impairment) of contract assets, net (Reversal of impairment)/impairment of	258	(1,346)
financial assets included in prepayments, other receivables and other assets, net	(4,118)	4,791
	37,932	27,729

Notes:

(a)	Cost of sales includes HK$19,559,000 (2024: HK$20,819,000) and HK$50,518,000 (2024: HK$84,020,000) related to staff costs and raw material expenses, respectively.

(b)	Administrative expenses of approximately HK$107,219,000 (2024: HK$134,456,000) comprise employee benefit expenses of approximately HK$40,358,000 (2024: HK$58,755,000), depreciation of property, plant and equipment (including right-of-use assets) of approximately HK$3,565,000 (2024: HK$3,751,000), amortisation of other intangible assets of approximately HK$43,338,000 (2024: HK$43,626,000), auditors’ remuneration of approximately HK$2,784,000 (2024: HK$4,837,000), professional expenses related to equity-settled share-based payments of Nil (2024: HK$5,447,000) and rental expense for short-term leases of approximately HK$1,259,000 (2024: HK$1,988,000), of which their respective total amounts are disclosed above, and other miscellaneous expenses of approximately HK$15,915,000 (2024: HK$16,052,000) for the year ended 31 December 2025.

6.	FINANCE COSTS

An analysis of finance costs is as follows:

	2025 HK$’000	2024 HK$’000
Interest on interest-bearing borrowings	9,792	9,346
Interest on convertible notes	1,029	1,447
Interest on promissory note	3,616	5,154
Interest on lease liabilities	1,053	1,064
	15,490	17,011

7.	INCOME TAX

The provision for Hong Kong Profits Tax for 2025 is calculated at 16.5% (2024: 16.5%) of the estimated assessable profits for the year, except for one subsidiary of the Group, which is taxed at 8.25% on assessable profits on the first HK$2,000,000 of its assessable profit and less a special tax reduction capped at HK$3,000.

泛亞景觀設計(上海)有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2024: 15%) for a period of three years ended 31 December 2025.

前海泛亞景觀設計(深圳)有限公司 has been provided corporate income tax at the rate of 15% (2024: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2024: 15%) for a period of three years ended 31 December 2025. Subsequent to 31 December 2025, 黑龍江省牡丹江農墾湠奧石墨烯深加工有限 公 司 is subject to a corporate income tax standard rate of 25%.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% (2024: 25%) for the year ended 31 December 2025 under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the USA and is subject to corporate income tax at 21% (2024: 21%) for the year ended 31 December 2025.

	2025 HK$’000	2024 HK$’000

Current – Mainland China	2,219	1,122
Current – Hong Kong	87	–
	2,306	1,122
Deferred tax – origination and reversal of temporary differences	(25,249)	(8,905)
Total tax credit for the year	(22,943)	(7,783)

8.	DIVIDEND

The Board does not recommend the payment of any final dividend in respect for the years ended 31 December 2025 and 2024.

9.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 667,804,270 (2024 (Restated): 346,059,615) in issue during the year.

No adjustment has been made to the basic loss per share amount presented for the years ended 31 December 2025 and 2024 in respect of a dilution as the impact of the convertible notes, share rewards, warrants and share options outstanding had an anti-dilutive effect on the basic loss per share amount presented.

The calculation of basic loss per share was based on:

	2025 HK$’000	2024 HK$’000

Loss
Loss attributable to ordinary equity holders of the parent	(364,644)	(111,435)

	Number of shares 2025	2024 (Restated)

Shares
Weighted average number of ordinary shares in issue during the year used in the basic loss per share calculation	667,804,270	346,059,615

Note:

The weighted average number of ordinary shares for the purpose of calculating basic loss per share has been adjusted for the share consolidation on 26 March 2025, as if the consolidation had occurred on 1 January 2024, being the beginning of the earliest period presented.

The weighted average number of shares has also been adjusted for the bonus element of the rights issue completed on 21 May 2025 at a subscription price below market value.

Comparative figures for the year ended 31 December 2024 have been restated accordingly.

10.	TRADE AND BILLS RECEIVABLES

	2025 HK$’000	2024 HK$’000

Trade and bills receivables	180,980	276,606
Allowance for impairment	(138,835)	(94,545)
	42,145	182,061

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

An ageing analysis of the trade and bills receivables at each reporting period end, based on the invoice date and net of loss allowance for lifetime expected credit losses, is as follows:

	2025 HK$’000	2024 HK$’000

Within 6 months	33,855	71,681
Over 6 months but within 1 year	6,807	41,076
Over 1 year but within 2 years	1,483	69,304
Over 2 years but within 3 years	–	–
	42,145	182,061

11.	TRADE PAYABLES

An ageing analysis of the trade payables as at each reporting period end, based on the invoice date, is as follows:

	2025 HK$’000	2024 HK$’000

Within 1 year	24,736	49,364
Over 1 year but within 2 years	93	55
Over 2 years but within 3 years	29	19
Over 3 years	2,094	2,024
	26,952	51,462

The trade payables are non-interest-bearing and are normally settled within three months.

MANAGEMENT DISCUSSION AND ANALYSIS BUSINESS

REVIEW

Graphene Products Business

The revenue contributed by the Graphene Products Segment for the year ended 31 December 2025 recorded a year-to-year decline of 36% to approximately HK$75.1 million, representing 55% of the total revenue of the Group. The decline in revenue is due to drop in sales order received from the customers caused by keen competition. The adjusted EBITDA of Graphene Products Segment is down 16% to approximately HK$14.8 million compared to that of 2024. For the year ended 31 December 2025, the total output of spherical graphite was approximately 7,800 metric tons. All of the spherical graphite is produced and sold in China in 2025.

2025 was challenging in terms of pricing and material sourcing. Having said that, we are able to kickstart the implementation of a new anode material production plant in Xuzhou, Anhui with a production capacity of 15,000 Metric tons high quality anode material for the Chinese market. The construction of the plant has been completed, and the equipment will be delivered soon.

Building the plant in Xuzhou, Anhui reflects our commitment to expanding production capabilities and meeting the increasing demand for anode materials in one of the world’s fastest-growing energy storage markets. The completion of construction and imminent equipment delivery demonstrate our operational resilience and ability to adapt despite the challenges faced in 2025.

The Company also announced its decision to dispose of Graphex Technologies LLC. Shareholders of the Company approved the principal terms of the disposal at an EGM held on 20 March 2026. The disposal marks a major adjustment of the Company’s business strategy to concentrate its resources in the establishment of the Chinese market, which the Company views as reliable and dynamic.

The divestiture of Graphex Technologies LLC was reached following careful consideration of our overall strategy and long-term goals. By concentrating resources exclusively in China, we can leverage existing relationships and infrastructure, respond swiftly to market trends, and strengthen our competitive edge within a robust economic environment. We believe this transition will position us for sustainable growth and profitability moving forward.

Landscape Architecture Design Business

For the year ended 31 December 2025, the Landscape Architecture segment contributed revenue of approximately HK$62.4 million, representing approximately 45% of the Group’s total revenue. The segment revenue decreased by HK$7.5 million from approximately HK$69.9 million, representing a 11% drop. The gross profit margin of the Landscape Architecture business decreased by approximately 3 percentage points to about 55% for the year ended 31 December 2025, as compared with that of 58% for the year ended 31 December 2024.

The reduction in revenue was mainly due to slowdown in real estate development market in China. Despite challenging market conditions in 2025, impact on our Landscape Architecture segment was relatively less rigorous compared to the industry as a whole. We have continued to exercise tight cost control on our landscape architecture design business while maintaining the quality of our production.

The Group has strived to ensure the provision of quality landscape architecture services and sustain our market leadership in the industry.

The number of new contracts and contract sum entered by the Group during 2023 to 2025 are set out as follows:

Year ended 31 December	No. of new contracts	Contract sum
		(HK$ million)

2025	75	49.4
2024	89	67.8
2023	89	67.6

FINANCIAL REVIEW

Revenue

The Graphene segment contributed revenue of approximately HK$75.1 million to the Group, representing a decrease of approximately 36%, compared with HK$118.0 million for the year ended 31 December 2024. The Group’s total revenue decreased to approximately HK$137.6 million, compared with HK$187.9 million for the year ended 31 December 2024, representing year-on-year decrease of approximately 27%.

Cost of sales

Cost of sales decreased to approximately HK$84.2 million for the year ended 31 December 2025, representing a decrease of approximately 30%, as compared with that of approximately HK$119.5 million for the year ended 31 December 2024. Cost of sales mainly represented staff cost in respect of the landscape architecture business and cost of inventories in respect of the Graphene business. The decrease was generally in line with the decrease in revenue.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$53.3 million for the year ended 31 December 2025, representing a decrease of approximately 22%, as compared with that of approximately HK$68.3 million for the year ended 31 December 2024.

Gross profit margin increased by approximately 3 percentage points to approximately 39% for the year ended 31 December 2025, as compared with that of approximately 36% for the year ended 31 December 2024. The overall increase in gross profit margin was due to the increase of gross profit margin in graphene products segment during the reporting year.

Selling, marketing and administrative expenses

Selling, marketing and administrative expenses decreased to approximately HK$108.7 million for the year ended 31 December 2025, representing a decrease of approximately 20%, as compared with that of approximately HK$136.2 million for the same period in 2024. The decrease was mainly due to (i) the decrease in selling and marketing expenses which is in line with the decrease in revenue; and (ii) the decrease in share-based payment expenses including share awards to directors, employees and consultants.

Impairment of other intangible assets

During the year ended 31 December 2025, the international geo-political conflicts have been intensified and the global and domestic economic environments have been unfavourably changed, resulting in increased business risks and domestic and market uncertainties.

During the year ended 31 December 2025, sales of graphene products dropped by 36% due to significant reduced orders from the customers and certain customers faced liquidity issues and defaulted in settlement for their trade debts.

For the impairment testing of other intangible assets- customers’ relationship, patents and trademarks at 31 December 2025, the Group engaged International Valuation Limited (“IVL”), an independent firm of qualified valuers not related to the Group and with qualifications and experiences in valuing similar assets, to determine the fair value of the trademarks, customers’ relationship and patents.

The valuations were based on income-approach and the calculations use cash flow projections based on financial budgets approved by management covering a 5-years period and a terminal beyond 5-years growth rate of 2% (2024: 2%). This terminal growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions relate to the estimation of cash inflows/outflows which include budgeted sales and gross profit margin, and such estimation is based on the past performance and management’s business plans and expectations for the market development, taking into account future global demand for lithium-ion batteries driven by electric vehicles, energy storage systems drones and robotics. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The pre-tax discount rates reflect current market assessments of the time value of money and the risks specific to the trademarks, customer relationships and patents and have been applied to discount projected cash flows of trademarks, customer relationships and patents to their present value as their fair value at 31 December 2025.

The following valuation methods and pre-tax discount rates have been adopted:

–	Trademarks: relief from royalty method, at a pre-tax discount rate of 17.82%;

–	Customer relationships: multi-period excess earning method, at a pre-tax discount rate of 18.85%;

–	Patents: multi-period excess earning method, at a pre-tax discount rate of 25.05%

The relief-from-royalty method is a valuation approach that estimates the value of the trademarks based on the hypothetical royalties the Group would incur if it lacked ownership and needed to license the asset from an external party. These implied license savings reflect the trademarks’ value contribution.

The Multi-Period Excess Earnings Method (MPEEM) is an income-based valuation technique used to estimate the fair value of customer relationships and patents by calculating the present value of future cash flows attributable to each of the customer relationships and patents. It isolates these earnings of each of customer relationships and patents by subtracting “contributory asset charges” (CACs) – fair returns on supporting assets which are working capital, fixed assets, workforce and other intangibles – from the total projected earnings.

Based on the assessment, at 31 December 2025, the fair value of trademark, customer relationships and patents were approximately HK$111,714,000, HK$Nil and HK$86,360,000 and, accordingly, impairment loss on trademarks, customer relationships and patents of approximately HK$17,832,000, HK$97,519,000 and HK$58,904,000 were recognised and charged to profit or loss for the year ended 31 December 2025.

The impairments on trademarks, customer relationships and patents were primarily attributable to unfavourable change in global and domestic economic conditions and market uncertainties caused by the international geo-political conflicts which have been intensifying in 2025.

Impairment of goodwill allocated to Graphene Products Business

For the goodwill impairment assessment, at 31 December 2025 the Group has also engaged IVL to determine the recoverable amount of the Graphene Products Business as a cash generating unit (“CGU”) to which goodwill is allocated, based on its fair value less cost of disposal. The calculation uses cash flow projections based on financial budgets approved by management covering a 5-years period and the cash flows projections beyond the 5-year period are extrapolated using a terminal growth rate of 2% (2024: 2%) and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions relate to the estimation of cash inflows/outflows which include budgeted sales and gross profit margin, and such estimation is based on the CGU’s past performance and management’s expectations for the market development, taking into account of future global demand for electric vehicles and lithium-ion batteries (driven by the rapid expansion of electric vehicle, energy storage systems, drones and robotics), for which, the Group’s graphene products are applied as their graphite anode materials. The pre-tax discount rate was 17.5% (2024: 19.5%) that reflects current market assessments of the time value of money and the risks specific to the CGU.

Based on the assessment, at 31 December 2025, the recoverable amount of the CGU, based on fair value less cost of disposal, is less than the aggregate carrying amount of the CGU by approximately HK$101,939,000, based on which, the goodwill impairment loss of approximately HK$101,939,000 was recognised and charged to profit or loss for the year ended 31 December 2025. The impairment of goodwill was primarily attributable to unfavourable changes in global and domestic economic conditions and market uncertainties caused by the international geo-political conflicts which have been intensifying in 2025.

Impairment loss on financial and contract assets

It mainly represented impairment loss of trade and bills receivables, contract assets, and other receivables. Such impairment loss increased to approximately HK$37.9 million for the year ended 31 December 2025, representing a increase of approximately 36.8%, as compared with that of approximately HK$27.7 million for the same period in 2024. The impairment mainly reflected the Group’s credit loss under the less favourable market and economic environment which negatively affected the Group’s collectability on financial and contract assets.

Net loss

As a result of the foregoing, the loss attributable to owners of the parent was approximately HK$364.4 million for the year ended 31 December 2025, as compared with loss attributable to owners of the parent of approximately HK$111.4 million for the year ended 31 December 2024.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximising the return to shareholders through improving the debt and equity balance.

	As at 31 December		As at 31 December
	2025		2024
	HK$’000		HK$’000

Current assets	256,372		262,397
Current liabilities	439,027		367,013
Current ratio	0.58	x	0.71	x

The current ratio of the Group at 31 December 2025 was approximately 0.58 times as compared to that of approximately 0.71 times at 31 December 2024.

At 31 December 2025, the Group had a total cash and bank balances of approximately HK$27.3 million (31 December 2024: HK$15.5 million). The cash and bank balances were mainly held in HK$ and RMB.

At 31 December 2025, the Group’s gearing ratio was approximately 541.5% (represented by total interest-bearing other borrowings, lease liabilities, convertible notes and promissory note at the end of the period divided by total equity at the end of the respective period multiplied by 100%) (31 December 2024: 84.2%).

At 31 December 2025, the capital structure of the Company mainly comprised issued ordinary shares, preference shares and debt securities. As of 31 December 2025, the Company had outstanding issued bonds of approximately HK$104.6 million, issued promissory notes of approximately HK$29 million, convertible notes of HK$3.8 million and 941,313,336 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 31 December 2025.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitments

(i)	At 31 December 2025 and 2024, the Group had the following capital commitments at the end of the reporting period:

	2025	2024
	HK$’000	HK$’000

Contracted, but not provided for:
Acquisition of property, plant and equipment	51,381	5,637

(ii)	On 11 November 2025, Graphex (Anhui) New Energy Materials Co., Limited (“Graphex Anhui”), an indirect non-wholly owned subsidiary of the Group, entered into an equipment purchase agreement with the Vendor. Pursuant to the agreement, Graphex Anhui has agreed to purchase, and the Vendor has agreed to sell, equipment for a total consideration of RMB42,252,200 (equivalent to approximately HK$46,270,384 at an exchange rate of RMB1:HK$1.0951) for the Group’s project in Anhui, the PRC. As at 31 December 2025, Graphex Anhui had paid RMB7,214,000 (equivalent to approximately HK$7,987,000) and recognised the amount as prepayments under the Group’s consolidated statement of financial position.

Share consolidation and rights issue

During the year ended 31 December 2025, the Company conducted a share consolidation (the “Share Consolidation”) pursuant to which every five (5) issued and unissued shares of HK$0.01 each would be consolidated into one (1) consolidated share (the “Consolidated Share”) of HK$0.05 each. The Company also completed a rights issue (the “Rights Issue”) on the basis of three (3) rights shares (the “Rights Shares”) for every one (1) Consolidated Share held on the record date for determining entitlements under the Rights Issue, at the subscription price (the “Subscription Price”) of HK$0.17 per Rights Share.

On 26 March 2025, the Share Consolidation became effective. The authorised share capital of the Company became HK$90,000,000 divided into 1,800,000,000 Consolidated Shares of HK$0.05 each, of which 234,761,352 Consolidated Shares (fully paid or credited as fully paid) were issued.

On 22 May 2025, a total of 704,226,370 shares were allotted and issued by the Company pursuant to the Rights Issue. The Company has raised aggregate gross proceeds of approximately HK$119.7 million from the rights issue before the deduction of transaction costs. The total transaction costs incurred in connection with the rights issue are approximately HK$3.7 million.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HK$ and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 31 December 2025, the Group had around 217 employees. Employees are remunerated according to nature of the job, market trend and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the year ended 31 December 2025, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

EVENTS AFTER THE REPORTING PERIOD

1.	On 3 February 2026, Allied Apex Limited (“Allied Apex”), a non-wholly owned subsidiary of the Company, entered into a sale and purchase agreement with an independent third party that Allied Apex acquired 40% of the issued share capital of Tronche International New Energy Vehicles Co., Limited (“Tronche”) with a consideration of HK$1,500,000 in cash. Upon Completion, Tronche became an indirect non wholly-owned subsidiary of the Company, and accordingly Tronche and its subsidiaries will be consolidated into the Group’s financial statements. For further details, please refer to the Company’s announcement dated 24 October 2025 and 3 February 2026.

2.	On 1 December 2025, the Vendor, a wholly-owned subsidiary of the Company, the Purchaser, an independent third party whose shares are listed and traded on the OTCQB market, and the Disposal Company, a wholly-owned subsidiary of the Company, entered into an option agreement (the “Agreement”). Pursuant to the Agreement, the Vendor conditionally agreed to grant, and the Purchaser conditionally agreed to acquire, an option (the “Option”) at a consideration of US$500,000 (equivalent to approximately HK$3,900,000) in cash.

The Option entitles the Purchaser, at its discretion, to require the Vendor to proceed with a possible disposal (the “Possible Disposal”), under which the Vendor would sell 100% of the issued and outstanding limited liability units of shares of the Disposal Company (the “Sale Units”) to the Purchaser at a total consideration comprising (i) cash consideration of US$3,000,000 (equivalent to approximately HK$23,400,000) and (ii) 29,000,000 new shares of common stock of the Purchaser (the “Consideration Shares”).

On 20 March 2026, resolutions related to the possible disposal was duly passed by the shareholders by way of poll at the extraordinary general meeting. For further details, please refer to the Company’s announcement dated 2 December 2025, 22 December 2025 and 20 March 2026 and circular dated 29 January 2026.

PROSPECTS

Looking ahead, the global surge in demand for lithium-ion batteries – driven by the rapid expansion of electric vehicles (EVs), energy storage systems, drones, and robotics – will continue to be a major catalyst for our graphene business. As these industries evolve and grow, they require increasingly sophisticated and high-performance anode materials, reinforcing the importance of our production capabilities. With the commencement of operations at our state- of-the-art Xuancheng facility, which boasts an annual production capacity of 15,000 metric tons, we are well-positioned to supply premium anode materials that address the needs of these fast-growing sectors. This strategic investment not only strengthens our core business, but also enhances our ability to respond to changing market requirements and technological advancements.

In parallel, our entry into the electric vehicle manufacturing market through the establishment of Xuzhou Hachi Motor Car Technologies Limited marks a significant step forward. Xuzhou Hachi will spearhead a new business segment for the Company, opening up opportunities to participate directly in the expanding EV ecosystem and capitalize on synergies between our material production and vehicle manufacturing expertise. Together, these initiatives underline our commitment to innovation and diversification, setting the stage for sustained growth and long-term value creation for shareholders.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

Following the passing away of Ms. Tam Ip Fong Sin on 10 January and resignation of Mr. Wang Yuncai as independent non-executive director (“INED”), the Company failed to meet the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”):

(i)	The requirement under Rule 3.10(1) of the Listing Rules which stipulates that the board must include at least three INEDs;

(ii)	The requirement under Rule 3.10A of the Listing Rules which stipulates that the number of INEDs must represent at least one-third of the Board;

(iii)	The requirement under Rule 3.21 of the Listing Rules which stipulates that the audit committee must comprise a minimum of three members;

(iv)	The requirement under Rule 3.25 of the Listing Rules which stipulates the remuneration committee is chaired by an INED and comprising a majority of INEDs;

(v)	The requirement under Rule 3.27A of the Listing Rules which stipulates the nomination committee is chaired by an INED and comprising a majority of INEDs;

(vi)	The requirement under Rule 13.92(2) of the Listing Rules which stipulates that the board must have directors of different genders;

Following the appointment of Mr. Ren Chunyu as INED and a member of each of the audit committee, the remuneration committee and the nomination committee of the Board on 25 March 2026, the Company has fulfilled the requirements of the Listing Rules 3.25 and 3.27A.

The Board noted that the Company still does not meet the requirements of the Listing Rule 3.10(1), 3.10A, 3.21 and 13.92(2). Pursuant to Rules 3.11 and 3.23 of the Listing Rules, the Company is required to appoint sufficient number of INEDs and members of the audit committee within three months after failing to meet the requirements under Rules 3.10(1) and 3.21 of the Listing Rules. The Company will use its best endeavor to appoint suitable candidate to fill the vacancies in order to comply with the relevant requirements of the Listing Rules as soon as practicable.

The Company is committed to achieving high standards of corporate governance to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company acknowledges the important role of its Board in providing effective leadership and direction to its business, and ensuring transparency and accountability of its operations. In the opinion of the Directors, save as disclosed herein, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules during the reporting period ended 31 December 2025. The Company will continue to review and monitor its corporate governance practices to ensure compliance with the CG Code.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standards as set out in the Model Code during the year ended 31 December 2025.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year ended 31 December 2025, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

FINAL DIVIDEND

The Board does not recommend the payment of any final divided in respect for the year ended 31 December 2025.

REVIEW OF ANNUAL RESULTS

The Group’s annual results for the year ended 31 December 2025 have been reviewed by the audit committee of the Company, which was of the opinion that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and adequate disclosures have been made.

SCOPE OF WORK OF CROWE (HK) CPA LIMITED

The figures in respect of the Group’s consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income and the related notes thereto for the year ended 31 December 2025 as set out in the preliminary announcement have been agreed by the Company’s auditors, Crowe (HK) CPA Limited, Certified Public Accountants (“Crowe”), to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by the Company’s auditors in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Company’s auditors on the preliminary announcement.

EXTRACT OF THE AUDITOR’S REPORT

The following is an extract of the independent auditor’s report on the Group’s consolidated financial statements for the year ended 31 December 2025.

OPINION

We have audited the consolidated financial statements of Graphex Group Limited (“the Company”) and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as at 31 December 2025, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

MATERIAL UNCERTAINTY RELATED TO GOING CONCERN

During the year ended 31 December 2025, the Group incurred a loss attributable to the owners of the parent of HK$364,644,000 and, as at 31 December 2025, the Group’s current liabilities exceeds its current assets by HK$182,655,000. These conditions, along with other maters as set forth in note 2.1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in this respect.

Extracts of note 2.1 to consolidated financial statements are set out in note 2 to this announcement.

PUBLICATION OF ANNUAL REPORT

This announcement is published on the website of the Stock Exchange at www.hkexnews.hk and on the website of the Company at www.graphexgroup.com. The annual report will be available on the above websites in due course.

ACKNOWLEDGEMENT

The chairman of the Board would like to thank the Board, the management and all of our staff for their hard work and dedication, as well as our shareholders of the Company for their support to the Group.

By Order of the Board Graphex Group Limited Lau Hing Tat Patrick Chairman

Hong Kong, 31 March 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, Mr. Qiu Bin and Mr. Zhao Aiyong; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Mr. Liu Kwong Sang and Mr. Ren Chunyu.

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